

Bobby Spencer · 3rd in

Project Manager, CTO, Consultant, Entrepreneur, Techie

Sweden · 500+ connections · **Contact info**

 **8W8 Global Business Builders**

LBS Masters

Experience



Acting CTO
8W8 Global Business Builders
Jan 2021 – Present · 2 mos

Chief Technology Officer
Viveka
Oct 2019 – Present · 1 yr 5 mos

Chief Executive Officer
Twire (Pvt) Ltd. · Self-employed
Jan 2018 – Present · 3 yrs 2 mos
Colombo

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Founder
Twire
Dec 2010 – Present · 10 yrs 3 mos

Halmstad, Sweden

Specialize in web applications



CTO

SlideCatcher!

2015 – Mar 2020 · 5 yrs

Örebro County

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Education

LBS Masters

2008 – 2010

Kattegattgymnasiet

Electronics, Computer/Information Technology

2001 – 2004

Skills & endorsements

C# · 23

 Endorsed by **Ullas M and 1 other who is highly skilled at this**

TW/RE Endorsed by **2 of Bobby's colleagues at Twire (Pvt) Ltd**

Scrum · 20

 Endorsed by **12 of Bobby's colleagues at Indpro AB**

ASP.NET · 19

 Endorsed by **Kushan Jayawardena, who is highly skilled at this**

TW/RE Endorsed by **2 of Bobby's colleagues at Twire (Pvt) Ltd**

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Recommendations

Received (0)   **Given (5)**



Eric Kinaga

Campaign Coordinator at
Shule Yangu Alliance

August 7, 2019, Eric worked
with Bobby in the same group

I had the pleasure to work with Eric during my time in Kenya. Eric
has an amazing personality and is one of the most ambitious
persons I've met. Eric is definitely a guy you want on your team!



Rahul Yadav

Mobile Technical Architect
at Electrolux

August 7, 2019, Bobby
managed Rahul directly

I've been working together with Rahul during most of my years
as a project manager at indpro; Rahul is one of the best
developers I've worked with; he is extremely good at problem
solving and has one of the highest efficiency rates I've seen!
Rahul is definitely a person that I would want on my ... **See more**

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